SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Notification of major interest
                                ------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE 14 FEBRUARY 2006
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2.        Name of shareholder having a major interest

          FMR Corp.
          Fidelity International Limited
          Mr. Edward C. Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          SHARES HELD           MANAGEMENT         NOMINEE/REGISTERED NAME
                                COMPANY

          3,047,950           FPM                NORTHERN TRUST LONDON
          1,778,881           FPM                STATE STREET BK AND TR CO LNDN
          1,459,100           FPM                JP MORGAN, BOURNEMOUTH
            801,600           FPM                BANK OF NEW YORK BRUSSELS
            764,800           FPM                MELLON BANK
            303,900           FPM                BANKERS TRUST LONDON
            248,000           FPM                HSBC BANK PLC
            134,900           FPM                MIDLAND SECURITIES SERVICES
            100,000           FPM                CLYDESDALE BANK PLC
             89,500           FPM                CHASE MANHATTAN BK AG FRNKFRT
             49,200           FPM                JPMORGAN CHASE BANK
             42,200           FPM                BANK OF NEW YORK EUROPE LDN
             10,400           FPM                DEXIA PRIVATBANK
              9,700           FPM                CHASE MANHATTAN LONDON
            586,400           FMTC               BROWN BROTHERS HARRIMAN AND CO
            469,100           FMTC               STATE STREET BANK AND TR CO
            235,700           FMTC               BANK OF NEW YORK
            212,300           FMTC               NORTHERN TRUST CO
            191,600           FMTC               JPMORGAN CHASE BANK
          1,099,800           FMRCO              JPMORGAN CHASE BANK
            124,300           FMRCO              NORTHERN TRUST LONDON
             50,600           FMRCO              STATE STREET BANK AND TR CO
             40,400           FMRCO              MELLON BANK N.A.
         12,388,379           FISL               JP MORGAN, BOURNEMOUTH
          2,632,600           FIL                BROWN BROS HARRIMAN LTD LUX
            541,400           FIL                JP MORGAN, BOURNEMOUTH
            229,000           FIL                BANK OF NEW YORK BRUSSELS
            179,300           FIL                JPMORGAN, BOURNEMOUTH
            141,200           FIL                NORTHERN TRUST LONDON
            134,600           FIL                STATE STREET BK AND TR CO LNDN
            365,900           FII                JPMORGAN, BOURNEMOUTH
            385,000           FIGEST             BNP PARIBAS, PARIS
            182,600           FICL               STATE STREET BANK AND TR CO
             14,800           FIA(K)L            STATE STREET HONG KONG
         __________
         29,045,110           TOTAL

5. Number of shares/amount of stock acquired

          -

6. Percentage of issued class

          -

7. Number of shares/amount of stock disposed

          11,449,407


8. Percentage of issued class

          1.4%

9.  Class of security

          ORDINARY SHARES

10. Date of transaction

           NOT STATED

11. Date company informed

          14 FEBRUARY 2006

12. Total holding following this notification

          29,045,110

13. Total percentage holding of issued class following this notification

          3.55%

14. Any additional information

          FMR Corp.

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

          Fidelity International Limited (FIL)

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

          Mr. Edward C. Johnson 3d

          A principal shareholder of FMR Corp. and Fidelity International
          Limited.

15. Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

                                  M.S. PERMAN
                                  AMVESCAP PLC
                                  COMPANY SECRETARY

          Date of notification

          14 FEBRUARY 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  14 February, 2006                   By   /s/ MICHAEL S. PERMAN
      -----------------                        --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary